Chris Edmunds To Call Writer Directly: +1 (904) 603-8749 chris.edmunds@redwirespace.com	8226 Philips Highway, Suite 101 Jacksonville, Florida 32256 United States
September 8, 2022
VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Beverly Singleton
Claire Erlanger

Re:    Redwire Corporation
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed April 11, 2022
Form 8-K
Furnished August 10, 2022
File No. 001-39733

Ladies and Gentlemen:

On April 11, 2022, Redwire Corporation (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) an Annual Report on Form 10-K and, on August 10, 2022, the Company furnished with the Commission a Current Report on Form 8-K (collectively, the “Reports”). We are writing to address the comments raised in the letter to the Company, dated August 25, 2022, from the staff (the “Staff”) of the Commission relating to the Reports. The responses below correspond to the caption and number of the comment of the Staff (reproduced below in italics).
Form 10-K for the Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.We note that you present a Pro Forma Adjusted EBITDA measure which appears to represent the incremental results of a full period of operations assuming the entities acquired during the periods presented were acquired from January 1 of the year in which they occurred. Please explain to us how you calculated or determined the pro forma impact, specifically whether you considered pro forma adjustments made in accordance with Article 11 of Regulation S-X in your amounts.
Response:
The Company defines Pro Forma Adjusted EBITDA as Adjusted EBITDA further adjusted for the incremental Adjusted EBITDA that acquired businesses would have contributed for the periods presented if such acquisitions had occurred on January 1 of the year in which they occurred (i.e., the pro forma impact). The pro forma impact on Adjusted EBITDA is calculated

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based on the historical results of the acquired businesses, to which the Company then applies pro forma adjustments including transaction accounting adjustments and, if applicable, autonomous entity adjustments and management adjustments. For the 2021 and 2020 acquisitions, the pro forma impact on Adjusted EBITDA included transaction accounting adjustments related to depreciation and amortization, interest income and expense, income tax (benefit) expense, and nonrecurring items. It is noted, however, that when calculating Adjusted EBITDA for the acquisitions, such transaction accounting adjustments are ultimately added back and thereby removed from the pro forma impact on Adjusted EBITDA.

As an emerging growth company that has completed a significant number of acquisitions in 2020 and 2021, we believe Pro Forma Adjusted EBITDA provides investors with meaningful insights into the impact of strategic acquisitions as well as an indicative run rate of the Company’s future operating performance. Although the Company’s 2021 and 2020 acquisitions do not meet the significance conditions that require pro forma presentation under Article 11 of Regulation S-X (Article 8 for smaller reporting companies like the Company), our calculations of pro forma adjustments are performed in a manner consistent with the concepts of such regulation. We also believe that this non-GAAP measure provides information to investors on a more comparable basis than would be provided without the incremental results of a full period of operations.

For clarity, in future filings with the Commission, the Company will enhance its Pro Forma Adjusted EBITDA disclosures in the second paragraph under the Supplemental Non-GAAP Information sub-heading as follows (deletions appear as ~~strike through~~ and additions in bold and double underline):

~~Pro Forma Adjusted EBITDA is computed to give effect to the business combinations as if they occurred on January 1 of the year in which they were acquired.~~ Pro Forma Adjusted EBITDA is defined as Adjusted EBITDA further adjusted for the incremental Adjusted EBITDA that acquired businesses would have contributed for the periods presented if such acquisitions had occurred on January 1 of the year in which they occurred. Accordingly, historical financial information for the businesses acquired includes pro forma adjustments calculated in a manner consistent with the concepts of Article 8 of Regulation S-X, which are ultimately added back in the calculation of Adjusted EBITDA. As an emerging growth company that has completed a significant number of acquisitions in 2020 and 2021, we believe Pro Forma Adjusted EBITDA provides meaningful insights into the impact of strategic acquisitions as well as an indicative run rate of the Company’s future operating performance.

In addition, the Company will enhance the footnote to the table that presents a reconciliation of Adjusted EBITDA and Pro Forma Adjusted EBITDA to net income (loss), as follows (deletions appear as ~~strike through~~ and additions in bold and double underline):

Securities and Exchange Commission September 8, 2022 Page 3

ix.Pro forma impact is computed in a manner consistent with the concepts of Article 8 of Regulation S-X and represents the incremental results of a full period of operations assuming the entities acquired during the periods presented were acquired from January 1 of the year in which they occurred. For the year ended December 31, 2021, the pro forma impact included Oakman from January 1, 2021 to January 15, 2021, DPSS from January 1, 2021 to February 17, 2021, and Techshot from January 1, 2021 to November 1, 2021, and for the year ended December 31, 2020, the pro forma impact includes Adcole from January 1, 2020 to March 2, 2020, DSS from January 1, 2020 to June 1, 2020, MIS from January 1, 2020 to June 22, 2020, Roccor from January 1, 2020 to October 28, 2020 and LoadPath from January 1, 2020 to December 11, 2020.

Form 8-K furnished on August 10, 2022

Exhibit 99.1 Earnings Release, page 7

2.We note that your disclosure of Free Cash Flow presented in your earnings release is calculated as Adjusted EBITDA less capital expenditures and changes in net working capital. Please note that free cash flow is typically calculated as cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures. In light of the significant differences between your free cash flow measure and that calculated as the typical free cash flow measure, please explain to us why you believe your measure is appropriately presented under Item 10(e) of Regulation S-K. In this regard, this measure should be reconciled to the most comparable GAAP measure, which appears to be cash flows from operating activities as presented in the statement of cash flows and should not be titled “free cash flow,” as the measure differs significantly from the typical free cash flow definition. See Question 102.06 and 102.07 of the Staff’s Compliance & Disclosure Interpretation on Non-GAAP Financial Measures, updated April 4, 2018. Also, please clearly explain to us how management uses this measure and why you believe it is useful to investors.
Response:
The Company presents, and management uses, the non-GAAP measure of “Free Cash Flow” as a performance measure to evaluate the strength and efficiency of the Company’s current operations with consideration for capital expenditures and the impact of changes associated with working capital, which can vary substantially from one period to another. As a performance measure, rather than a liquidity measure, the most closely comparable GAAP measure is net income (loss), which is the starting point for the calculation of “Free Cash Flow” as presented in the table. The Company notes the provisions of Item 10(e) of Regulation S-K, and more particularly, the guidance in Questions 102.06 and 102.07 of the Staff’s Compliance & Disclosure Interpretation on Non-GAAP Financial Measures (updated April 4, 2018) (the “C&DI”) that refer to the measure entitled “Free Cash Flow” and its use as a liquidity measure.
In light of the provisions of Item 10(e) of Regulation S-K and the C&DIs, the Company will revise the title of this non-GAAP financial measure in future filings from “Free Cash Flow”

Securities and Exchange Commission September 8, 2022 Page 4

to “Adjusted Free Cash Flow.” For additional clarity, the Company will enhance its disclosures in future earnings releases regarding Adjusted Free Cash Flow as follows (deletions appear as ~~strike through~~ and additions in bold and double underline):
This press release contains financial measures that have not been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). These financial measures include ~~Total backlog, book-to-bill,~~ Adjusted EBITDA, Pro Forma Adjusted EBITDA and Adjusted Free Cash Flow. ~~Adjusted EBITDA, Pro Forma Adjusted EBITDA, and Free Cash Flow are three such Non-GAAP financial measures that we use.~~
Adjusted EBITDA is defined as net income (loss) adjusted for interest expense (income), net, income tax (benefit) expense, depreciation and amortization, impairment expense, acquisition deal costs, acquisition integration costs, acquisition earnout costs, purchase accounting fair value adjustment related to deferred revenue, severance costs, capital market and advisory fees, write-off of long-lived assets, equity-based compensation, committed equity facility transaction costs, and warrant liability fair value adjustments.
~~Pro Forma Adjusted EBITDA is computed to give effect to the business combinations as if they occurred on January 1 of the year in which they were acquired.~~ Pro Forma Adjusted EBITDA is defined as Adjusted EBITDA further adjusted for the incremental Adjusted EBITDA that acquired businesses would have contributed for the periods presented if such acquisitions had occurred on January 1 of the year in which they occurred. Accordingly, historical financial information for the businesses acquired includes pro forma adjustments calculated in a manner consistent with the concepts of Article 8 of Regulation S-X, which are ultimately added back in the calculation of Adjusted EBITDA. As an emerging growth company that has completed a significant number of acquisitions in 2020 and 2021, we believe Pro Forma Adjusted EBITDA provides meaningful insights into the impact of strategic acquisitions as well as an indicative run rate of the Company’s future operating performance.

~~Free Cash Flow is computed as Adjusted EBITDA less capital expenditures and changes in net working capital.~~ Adjusted Free Cash Flow is defined as Adjusted EBITDA further adjusted for capital expenditures and the impact of changes in net working capital. For this purpose, the Company defines capital expenditures as purchases of property, plant and equipment, net and intangible assets, which are included in cash flows from investing activities. Changes in net working capital represents the difference in net working capital between the period presented and the prior year comparable period.
We use ~~certain financial measures~~ Adjusted EBITDA and Pro Forma Adjusted EBITDA to evaluate our operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources~~, which are not calculated in accordance with U.S. GAAP and are considered to be Non-GAAP financial performance measures~~.

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We use Adjusted Free Cash Flow as a financial performance measure to evaluate the performance and efficiency of our current operations without the impact of capital expenditures and changes associated with working capital, which can vary substantially from one period to another. While we include interest expense in the calculation of Adjusted Free Cash Flow, other mandatory debt service requirements of future payments of principal at maturity (if such debt is not refinanced) are excluded from the calculation of Adjusted Free Cash Flow. These and other non-discretionary expenditures that are not deducted from Adjusted Free Cash Flow would reduce cash available for other uses.
These Non-GAAP financial performance measures are used to supplement the financial information presented on a U.S. GAAP basis and should not be considered in isolation or as a substitute for net income (loss) presented in accordance with U.S. GAAP ~~the relevant U.S. GAAP measures~~ and should be read in conjunction with information presented on a U.S. GAAP basis. There is no commonly accepted definition of Adjusted EBITDA, Pro Forma Adjusted EBITDA and Adjusted Free Cash Flow. Because not all companies use identical calculations, our presentation of Non-GAAP measures may not be comparable to other similarly titled measures of other companies.
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We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned directly at (904) 603-8749 or by email at chris.edmunds@redwirespace.com.
Sincerely,
/s/ Chris Edmunds
Chris Edmunds
Senior Vice President and Chief Accounting Officer

cc:
Peter Cannito, Chief Executive Officer and Chairman
Jonathan Baliff, Chief Financial Officer
Nathan O’Konek, Executive Vice President, General Counsel and Secretary
Redwire Corporation
Ana Sempertegui
Alexander Schwartz
Kirkland & Ellis LLP